

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Courtney Phillips
General Counsel and Corporate Secretary
Atreca, Inc.
835 Industrial Road, Suite 400
San Carlos, CA 94070

      Re: Atreca, Inc.
           Registration Statement on Form S-3
           Filed July 18, 2023
           File No. 333-273314

Dear Courtney Phillips:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Justin A. Kisner